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                              April 30, 2023

       Thibaut Mongon
       Chief Executive Officer
       Kenvue Inc.
       199 Grandview Road
       Skillman, NJ 08558

                                                        Re: Kenvue Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-269115

       Dear Thibaut Mongon:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Exhibit Index, page II-3

   1. Please have counsel revise Exhibit 5.1 to provide their legal opinion with respect to the number of securities
being registered.
              You may contact Jenn Do at (202) 551-3743 or Brian Cascio at
(202) 551-3676 if you
       have questions regarding the financial statements and related matters. Please contact Abby
       Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Industrial Applications and

                              Services
       cc:                                              Michael E. Mariani,
Esq.